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July 16, 2013

VIA EDGAR AND ELECTRONIC MAIL

Lisa Kohl
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Preliminary Proxy Statement on Schedule 14A

Filed July 2, 2013 by Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, Robert Telles, Cynthia Jamison, Robert Nardelli, David Siegel, and Joseph Vassalluzzo

File No. 001-10948

Dear Ms. Kohl:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 11, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	Please fill in the blanks in the proxy statement.

We acknowledge the Staff’s comment and confirm that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by Starboard in connection with its proxy solicitation.

2.
Please note that in the soliciting materials dated January 24, 2013, Office Depot, Inc. indicated its intention to include in its proxy materials pertaining to the company’s 2013 annual meeting a white proxy card. As Office Depot’s soliciting materials were filed before Starboard’s preliminary proxy statement, Starboard’s claim to the use of the same colored card is not consistent with Rule 14a-9. Please revise your filing throughout to change the color of the proxy card.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 16, 2013

We acknowledge the Staff’s comment and have revised the Proxy Statement and Proxy Card to indicate that Starboard intends to use a gold proxy card.

3.	We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants decide to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise us as to the participants’ intent in this regard.

Starboard confirms that it does not intend to disseminate its proxy statement to stockholders prior to the Company’s distribution of its proxy materials and further confirms its understanding of the requirements of Rule 14a-5(c).

4.	We note that security holders of Office Depot approved the proposals relating to the merger with OfficeMax. Please update your proxy statement as necessary to reflect that development.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 8, 12 and 15 of the Proxy Statement.

Preliminary Proxy Statement, page 1

5.
Where you refer to the number of shares you hold, please revise your disclosure in this section to clarify the percentage of securities over which you have voting control, as your disclosure on pages 5 and 13 indicates that the percentage of securities in which you have an economic interest and over which you have voting control may differ.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 2 and 13 of the Proxy Statement.

Background to the Solicitation, page 5

6.
We note your statement on page 5 that you believe that “the Poison Pill is part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company.” Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 5 of the Proxy Statement.

July 16, 2013

Reasons for the Solicitation, page 9

We Believe That Change in a Significant Portion of Office Depot’s Board, page 9

7.	Please provide additional disclosure regarding the reasons that you “question this Board’s financial expertise and open-mindedness in pursuing paths to enhance stockholder value.”

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 9 of the Proxy Statement.

8.
We note your statements on page 9 that “[n]ow more than ever, Office Depot needs a well-qualified, committed and capable Board to . . . ensure that Office Depot contributes the most highly-qualified individuals to the combined company’s board” and “to maximize the long term synergies with OfficeMax if the OfficeMax Merger is approved.” Please remove these and any other statements that suggest that your nominees will be selected to serve on the combined company’s board, given that this solicitation relates solely to the Company’s Annual Meeting.

We acknowledge the Staff’s comment and have revised the Proxy Statement to expressly state that there is no guarantee that any of the Starboard nominees, if elected, will serve on the board of any combined company.  See page 9 of the Proxy Statement.

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 9

9.
You indicate that “the directors to be contributed to any combined Office Depot/OfficeMax board will be selected from this improved Office Depot Board” (emphasis added). This statement appears to be inaccurate, considering the proxy statement/prospectus disclosure relating to the OfficeMax merger indicates that the board of directors will consist of an equal number of members to be designated by each company and not necessarily from the existing board of directors.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that Starboard believes it is likely that the directors that Office Depot is permitted to contribute to any combined Office Depot/OfficeMax board under the Merger Agreement will be selected from the then-current pool of Office Depot directors.  See page 9 of the Proxy Statement.

We Believe a New and Improved Board Should Help Select Any Future CEO, page 12

10.	Consistent with comment 8 above, please clarify that there is no guarantee that any of your director nominees will serve on the CEO selection committee.

Starboard has revised the Proxy Statement to expressly indicate that there is no guarantee that, if elected, any Starboard nominees will serve on the CEO selection committee. See page 12 of the Proxy Statement.

July 16, 2013

We Question the Commitment of the Current Board Members…, page 13

11.
We note your statement in the second paragraph that “[t]he Poison Pill, when taken together with the voting agreement provisions under the Investor Rights Agreement, effectively provides the Board with current voting authority over securities representing in excess of 22% of the securities eligible to vote.” We also note your statements in the cover letter accompanying this preliminary proxy that upon the receipt of requisite Office Depot stockholder approval in connection with the OfficeMax Merger, up to 175,000 shares of convertible preferred stock held by BC Partners will be redeemed for cash, and that immediately prior to the completion of the OfficeMax Merger, the remaining shares of convertible preferred stock held by BC Partners will be redeemed. Please revise your disclosure in this section to clarify the percentage of securities over which the Board will have voting control under both of the scenarios described above, and the way either scenario impacts the way in which common shareholders’ level of economic interest translates into the amount of shares over which common shareholders have voting control.

We acknowledge the Staff’s comment.  Starboard has revised the Proxy Statement to clarify that the summary of the contents of the November 16 Letter in the “Background to the Solicitation” section of the Proxy Statement cites estimates that were accurate at the time of the letter.  See page 13 of the Proxy Statement.  Starboard has also revised its disclosure in the Proxy Statement to bracket references to the specific percentages on page 13 and will revise its disclosure further once the Company discloses the number of outstanding shares at which time the referenced percentages can be calculated.  See page 13 of the Proxy Statement.  On a supplemental basis, we acknowledge that upon satisfaction or waiver of the closing conditions under the Merger Agreement and following receipt by Office Depot of the consent of certain creditors, all remaining shares of the Preferred Stock then held by BC Partners will, effective as of immediately prior to completion of the OfficeMax Merger, be redeemed for cash by Office Depot.  We do not expect these conditions to be met prior to the 2013 Annual Meeting.  If the remaining 175,000 shares of Preferred Stock are redeemed prior to the 2013 Annual Meeting, we will undertake to provide such additional information to security holders in the form of a proxy supplement.

Our Four Nominees Have the Experience, Qualification and Commitment, page 13

12.
We note your statement that you believe that the Board “lacks the objectivity necessary to act in the best interest of stockholders.” Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9 and revise accordingly.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 13 of the Proxy Statement.

13.
We note your statement that “Office Depot’s continued underperformance at this critical time for the future of the Company warrants the addition of a direct stockholder representative on the Board to ensure that all decisions are made with the best interest of all stockholders as the primary objective.” Please provide support for your assertion that the addition of a direct stockholder representative will ensure that all decisions of the Board will be made with the best interests of all stockholders as the primary objective.

We acknowledge the Staff’s comment and have revised the Proxy Statement to explain that the interests of a direct stockholder representative will be closely aligned with those of all stockholders and, if elected, such representative will work constructively with the other members of the Board to protect the interests of Office Depot’s stockholders.  See page 13 of the Proxy Statement.

July 16, 2013

Proposal No. 1, page 15

14.
We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any advance notice bylaw. In addition, please confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

We acknowledge the Staff’s comment and advise on a supplemental basis that based on a review of the publicly available organizational documents of Office Depot, Starboard believes it is not required to identify or nominate any substitute nominees in order to comply with any advance notice bylaw.  Starboard further confirms that should the participants lawfully identify or nominate substitute nominees before the 2013 Annual Meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

Solicitation of Proxies, page 24

15.
We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

Starboard confirms its understanding that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use as required by Rule 14a-6(b) and (c) and further confirms it intends to do so.

*                      *                      *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

Enclosure

cc:  Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on July 2, 2013, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  July 16, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel, Robert Telles, Joseph S. Vassalluzzo, Robert L. Nardelli and Cynthia T. Jamison